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(8/4/97)

                                  EXHIBIT I-1
                                (QUESTION 5(a))




                             NEW CENTURY ENERGIES
                         SUBSIDIARIES AND INVESTMENTS



1.   NCE

New Century Energies ("NCE") is a Delaware corporation. It is a public utility holding company and owns all of the common stock of PSCo, SPS, Cheyenne, NC Services, NC Enterprises, WGI, and PSCCC.(1)


























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(1) PSCo will transfer ownership of PSCCC to NCE as soon as it obtains the approval of the Colorado Public Utilities Commissions.

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2.   PSCo

Public Service Company of Colorado ("PSCo") is a direct subsidiary of NCE.
PSCo has the following subsidiaries: 1480 Welton, Inc. ("1480 Welton"), P.S.R. Investments, Inc.("PSRI"), Fuel Resources Development Company ("Fuelco"), Green and Clear Lakes Company ("Green and Clear Lakes"), and several small water and ditch companies described in more detail below. For the present, NC International is also a subsidiary of PSCo.

In 1996, PSCo sold over 25 million kilowatt hours (kWh) of electricity and 155 million cubic feet (Mcf) of gas at retail sales.

GENERATION. As of December 31, 1996, PSCo has a total net generating capability of approximately 3,303 MW (megawatts) available from the following units:

     Arapahoe: Arapahoe is located in Denver, CO, and has an installed gross capacity of 262 MW and a net dependable capacity of 246 MW. Its major fuel source is coal.

     Cabin Creek: A pumped storage hydro station located near Georgetown, CO, Cabin Creek has a total capacity of 324 MW at maximum load and a net dependable capacity of 162 MW.

     Cameo: Cameo is located near Grand Junction, CO, and has an installed gross capacity of 77 MW and a net dependable capacity of 72.7 MW. Its major fuel source is coal.

     Cherokee: Cherokee is located in Denver, CO, and has an installed gross capacity of 784 MW and a net dependable capacity of 723 MW. Its major fuel source is coal.

     Comanche: Comanche is located near Pueblo, CO, and has an installed gross capacity of 725 MW and a net dependable capacity of 660 MW. Its major fuel source is coal.

     Craig: Craig is located near Craig, CO, and is comprised of three units, two of which are partially owned by PSCo. The total installed gross capacity of the units is 894 MW, of which PSCo has a 9.72% undivided ownership interest. PSCo's share in the installed gross capacity is 86.90 MW. Its share in the net dependable capacity is 83.20 MW. Its major fuel source is coal.

     Fort St. Vrain: Fort St. Vrain is located near Platteville, CO, and is in the process of being repowered as a gas-fired combined cycle generating plant that will have installed capacity of 471 MW when the repowering is complete. The repowering of Phase 1A was completed in May 1996 with an installed gross capacity of 141.45 MW and a net dependable capacity of
     126.75 MW. Phase 1B, scheduled for completion in 1998, will have an installed capacity of 102 MW, and Phase 2, scheduled for completion in 2000, will have an installed capacity of 239 MW. Its major fuel source is natural gas.

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     Hayden:  Hayden, located near Hayden, CO, is comprised of two units, Units
     1 and 2, which have gross maximum capabilities of 2O2.01 MW and 285.96 MW, respectively. PSCo has a 75.5% undivided ownership interest in Unit 1 and a 37.4% undivided ownership interest in Unit 2. Its total share in the installed gross capacity of these units is 259.47 MW. Its total share in the net dependable capacity is 236.90 MW. Its major fuel source is coal.

     Pawnee: Pawnee is located near Brush, CO, and has an installed gross capacity of 530 MW and a net dependable capacity of 495 MW. Its major fuel source is coal.

     Valmont: Valmont is located near Boulder, CO, and has an installed gross capacity of 188 MW and a net dependable capacity of 178 MW. Its major fuel source is coal.

     Zuni: Zuni is located in Denver, CO, and has an installed gross capacity of 115 MW and a net dependable capacity of 107 MW. Its major fuel source is coal.

PSCo has six combustion turbine units at various locations. The total installed gross capacity of these units is 209 MW. The units' net dependable capacity is 171 MW.

In addition to Cabin Creek, PSCo has 14 hydro units at various locations, including one station (two units) not owned by PSCo but operated by it under contract. These units have a total installed gross capacity of 53.35 MW. The units' net dependable capacity is 36.55 MW. Seasonal hydro plant net dependable capabilities are based upon average water conditions and limitations for each particular season. The individual plant seasonal capabilities are sometimes limited by less than design water flow.

PSCo has two diesel generators with a total of 5.5 MW installed gross capacity and net dependable capacity.

PSCo purchases capacity and energy from various regional utilities and other facilities in order to meet energy needs of its customers. Together, PSCo and Cheyenne purchased approximately 37% of the total electric system energy input for 1995.

PSCo's steam heating property at December 31, 1996, consisted of 10.5 miles of transmission, distribution, and service lines in the business district of Denver, including a steam transmission line connecting the steam heating system with PSCo's Zuni electric power plant. Steam is supplied from boilers installed at PSCo's Denver Steam Plant, which has a capability of 295,000 pounds of steam per hour under sustained load. An additional 300,000 pounds of steam per hour is available from PSCo's Zuni electric generating plant on a peak demand basis. PSCo also owns service and office facilities in Denver and other communities located throughout its service territory.

TRANSMISSION. PSCo's transmission system is located primarily within Colorado, although small portions of two jointly-owned lines are located in New Mexico and Nebraska, both along the Colorado border. The system is interconnected with the systems of other utilities with which

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PSCo has major firm purchase power contracts.  PSCo's transmission system also interconnects with the system of the Western Area Power Administration ("WAPA"). A map of the transmission system is enclosed following this document.

DISTRIBUTION. Public Service Company of Colorado distributes electricity to approximately 1.2 million customers, most of whom are located in the Denver metropolitan area. Other major cities served include Grand Junction and Pueblo, as well as some mountain communities.

GAS FACILITIES. The gas property of PSCo at December 31, 1996, consisted chiefly of approximately 15,304 miles of distribution mains ranging in size from 0.50 to 30 inches and related equipment. The Denver distribution system consisted of 8,691 miles of mains. PSCo also owns and operates four underground gas storage facilities: Roundup, Asbury, Fruita (all conventional depleted gas reservoirs), and Leyden (a converted mined cavem). These combined facilities have a maximum working volume of 18,974,000 Mcf, and a maximum daily send out capacity of 252,000 Mcf/day. The company has one million natural gas customers.

PSCO SUBSIDIARIES:

     1480 WELTON: 1480 Welton holds certain of PSCo's real estate used or intended to be used in the utility business of PSCo. 1480 Welton does not hold interests in any other types of properties, nor does it offer services to non-system companies.

     FUELCO: Fuelco was formed to engage in natural gas and oil exploration and production. Fuelco is now a corporation in dissolution under Colorado law, and substantially all of Fuelco's assets have been sold.

     GREEN AND CLEAR LAKES AND DITCH COMPANIES: Green and Clear Lakes stores water for use by a PSCo hydroelectric facility. The Ditch Companies also own utility water rights.

     PSRI: PSRI owns certain life insurance policies acquired prior to 1986 on certain PSCo employees and retirees. PSRI does not intend to acquire any new policies or engage in any other active business. PSRI accounts for only 1.4% and 1.6% of PSCo's consolidated revenue in the years ended December 31, 1995 and December 31, 1996, respectively.

     DITCH COMPANIES: PSCo holds a greater than 50% interest in several other relatively small ditch and water companies: East Boulder Ditch Company, Hillcrest Ditch and Reservoir Company, United Water Company, Consolidated Extension Canal Company, Enterprise Ditch Company, and Las Animas Consolidated Canal Company. PSCo also holds a less than 50% interest in the following small ditch and water companies: Fisher Ditch Water Company, Bough Lateral Ditch Company, Beenan Irrigating Ditch and Milling Company and Jones and Donelley Ditch Company. Each of these ditch and irrigation companies was acquired for the purpose of providing cooling water for generation facilities. All but two of them are currently utilized in that capacity. The

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     remaining two companies are being held in anticipation of the need to build additional generation facilities in the future.

     NC INTERNATIONAL: NC International owns a 50% interest in Yorkshire Power Group Limited, which through a wholly-owned subsidiary called Yorkshire Holdings plc, has acquired Yorkshire Electricity Group plc, a regional electric company operating in the United Kingdom. NC International is likely to become a wholly-owned subsidiary of e prime, of NC Enterprises, or of NCE directly. It will not remain a subsidiary of PSCo. except during an interim period.













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3.   SPS

Southwestern Public Service Company ("SPS") is also a direct subsidiary of NCE. For the fiscal year 1996, SPS sold approximately 21 billion kWh of electric energy (retail and wholesale).

GENERATION. At December 31, 1996, SPS had a total of 4,135 MW net generation capability. SPS's steam generation stations have a combined net capability of 3,990 MW. These stations are:

     Harrington: Harrington, located near Amarillo, TX, has a net capability of 1,066 MW. Its principal fuel source is coal.

     Tolk: Tolk, located near Muleshoe, TX, has a net capability of 1,080 MW. Its principal fuel source is coal.

     Jones: Jones, located near Lubbock, TX, has a net capability of 486 MW. Its principal fuel source is natural gas.

     Plant X: Plant X, located near Earth, TX, has a net capability of 442 MW. Its principal fuel source is natural gas.

     Nichols: Nichols, located near Amarillo, TX, has a net capability of 457 MW. Its principal fuel source is natural gas.

     Cunningham: Cunningham, located near Hobbs, NM, has a net capability of 267 MW. Its principal fuel source is natural gas.

     Maddox: Maddox, located near Hobbs, NM, has a net capability of 118 MW. Its principal fuel source is natural gas.

     Moore County: Moore County, located near Sunray, TX, has a net capability of 48 MW. Its principal fuel source is natural gas.

     CZ-2: CZ-2, located near Pampa, TX, has a net capability of 26 MW. Its principal fuel source is purchased steam.

SPS's other electric generation facilities - gas turbines and diesel engines - have a total net capability of 145 MW. These stations are:

     Carlsbad (gas turbine): Carlsbad, located in Carlsbad, NM, has a net capability of 16 MW.

     CZ-1 (gas turbine): CZ-1, located near Pampa, TX, has a net capability of 13 MW.

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     Maddox (gas turbine):  Maddox, located near Hobbs, NM, has a net capability of 76 MW.

     Riverview (gas turbine): Riverview, located near Borger, TX, has a net capability of 25 MW.

     Tucumcari (diesel engine): Tucumcari, located in Tucumcari, NM, has a net capability of 15 MW.

TRANSMISSION. The SPS transmission system is in the southwest corner of the Eastern Interconnection of the United States and is a member of the Southwest Power Pool ("SPP"), one of the seven reliability councils in the Eastern Interconnection. SPS is bordered to the south and southeast by the Electric Reliability Council of Texas ("ERCOT") and to the west by the WSCC. SPS is not interconnected with ERCOT.

SPS is connected with utilities west of its service territory through two high voltage direct current interconnections in New Mexico and has four interconnecting transmission lines with utilities of the SPP.

DISTRIBUTION. SPS provides electricity to approximately 365,000 customers in four states, including Texas, New Mexico, Oklahoma and Kansas. Major communities it serves include Amarillo and Lubbock, Texas, and Roswell, New Mexico.

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4.   CHEYENNE LIGHT, FUEL & POWER

Cheyenne is also a direct subsidiary of NCE. Cheyenne does not generate any electricity, but purchases all of its electric energy requirements from an unaffiliated electric utility. Cheyenne does own five small diesel generating units (nameplate rating of 2 MW each), which are held on cold standby and which have been contractually placed under the control of the unaffiliated electric utility company that supplies all of Cheyenne's electric energy requirements.

Cheyenne owns two 115 KV transmission line segments that total 25.5 miles in length that fall within and are operated by WAPA's Loveland control area.

The gas property of Cheyenne at December 31, 1996, consists chiefly of approximately 551 miles of distribution/transmission mains ranging in size from 1 to 16 inches and related equipment.











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5.   NC SERVICES

NC Services has been incorporated in Delaware to serve as the service company for the NCE system. NC Services will provide PSCo, SPS, Cheyenne, and the other companies of the NCE system with a variety of administrative, management, engineering, construction, environmental, and support services. NC Services will enter into individual service agreements with all of the direct and indirect subsidiaries and affiliates of NCE that utilize its services.









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6.   NC ENTERPRISES

NC Enterprises is a direct subsidiary of NCE incorporated to serve as a holding company for the following non-utility businesses: Quixx, Utility Engineering, Natural Fuels Corporation ("Natural Fuels")and e prime.(2) NC Enterprises may also directly acquire the capital stock of NC International.

NCE Enterprises Subsidiaries:

     QUIXX. The primary business of Quixx is investing in and developing cogeneration and energy-related projects. In 1996, Quixx invested $9.8 million in such projects. Quixx operates, as a division, Amarillo Railcar Services, a railcar maintenance facility that provides inspection, light and heavy maintenance, and storage for unit trains. A majority of these services are provided for railcars that transport coal for use by SPS. In addition, Quixx has royalty interests in coal and other minerals produced and to be produced from certain New Mexico properties owned by the Pittsburgh and Midway Coal Mining Company. Quixx also finances sales of heat pumps and markets other non-utility goods and services.

     Quixx has nine wholly-owned subsidiaries, eight of which hold partnership interests in various energy-related limited partnerships. In addition, Quixx directly holds interests in four other entities. The following is a description of Quixx's subsidiaries and investments:

          BCH. Quixx holds a 42% limited partnership interest in BCH Energy Limited Partnership ("BCH"), which owns a waste-to-energy facility located near Fayetteville, North Carolina. The operation of the BCH facility has been suspended. The Facility provided steam to a Du Pont De Nemours & Company ("Du Pont") plant near Fayetteville and electric power to Carolina Power & Light Company. In December of 1996, because of the operational problems that rendered the project not economically viable, Quixx wrote off approximately S 16 million, representing its entire investment in the project. Subsequently, Quixx made an additional write off of approximately the same magnitude.

          VEDCO. Quixx holds a 95% interest in Vedco Louisville L.L.C., which owns a facility consisting of two gas-fired boilers providing steam to a Du Pont plant in Louisville, Kentucky.

          QUIXX JAMAICA, QUIXX JAMAICA POWER AND KES JAMAICA. Quixx Jamaica, Inc. owns a 99% limited partnership interest in KES Jamaica, L.P., which owns a 42.3 MW oil-fired combustion turbine power plant located in Montego Bay, Jamaica, W.I., and sells electricity to Jamaica Power Services. The remaining 1% general

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(2)  NCE currently expects to establish a company (as yet unnamed) that will sell, finance, install, and service satellite receiver dishes and a variety of ancillary components to enable customers to receive direct broadcast satellite service. NC Enterprises will directly hold this company.

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          partnership interest is owned by KES Montego, Inc.  Quixx Jamaica
          Power, Inc. has reached an agreement in principle to acquire 100% of the stock of KES Montego, Inc. Both Quixx Jamaica, Inc. and Quixx Jamaica Power, Inc. are wholly-owned subsidiaries of Quixx.

          QUIXX CAROLINA AND CAROLINA ENERGY. Quixx holds a 32-1/3% limited partnership interest and, through Quixx Carolina, Inc., a wholly-owned subsidiary of Quixx, a 1% general partnership interest in Carolina Energy, Limited Partnership ("Carolina Energy"), which is developing, and will own and operate solid waste fueled cogeneration facilities in Wilson and Lenoir Counties, North Carolina. These facilities will provide steam to a Du Pont plant and will sell electric power to Carolina Power & Light Company. The project is a companion to the BCH project described above, and Quixx and the other debt and equity owners of the project are currently studying the economic viability of it. Quixx has approximately $13.2 million invested in this project.

          WINDPOWER PARTNERS AND QUIXX WPP94. Quixx holds a 24.67% limited liability partnership interest and, through Quixx WPP94, Inc., a wholly-owned subsidiary of Quixx, a 0.33% general partnership interest in Windpower Partners, 1994, L.P., which owns a 35 MW wind plant in Texas and sells the electricity to the City of Austin and the Lower Colorado River Authority.

          QUIXX POWER SERVICES. Quixx Power Services, Inc. ("QPS"), a wholly-owned subsidiary of Quixx, has operated and maintained the BCH facility in North Carolina and will operate and maintain the Linden cogeneration facility and KES Jamaica facility.

          DENVER CITY AND QUIXX MUSTANG STATION. Quixx has recently entered into a memorandum of understanding with Golden Spread Electric Cooperative, Inc. and an unaffiliated independent power producer to construct a 488 MW combined cycle generating facility to be called the Mustang Station which, subject to obtaining regulatory approvals, would be completed by 1998. Golden Spread and a limited partnership called Denver City Energy Associates, L.P. ("Denver City Energy Associates") (of which Quixx will be a general partner and own a 50% interest) would each own a 50% undivided interest in the Station. Quixx will hold its interest in Denver City Energy Associates through a wholly-owned subsidiary, Quixx Mustang Station, Inc. The power from the station would be supplied principally to Golden Spread. The station will be interconnected with the SPS system.

          QUIXX WRR AND QUIXX RESOURCES. Quixx holds a 1% general partnership interest and, through Quixx, Resources, Inc., a wholly-owned subsidiary of Quixx, a 99% limited partnership interest in Quixx WRR, L.P., which will hold all of Quixx's water rights located in Roberts, Gray, Hutchinson and Carson Counties, Texas.

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          QUIXX LINDEN AND QUIXXLIN.  Quixx holds a 99% limited partnership interest and through Quixxlin Corp., a wholly-owned subsidiary of Quixx, a 1% general partnership interest in Quixx Linden, L.P., which will construct a 23 MW cogeneration facility that will provide electricity, steam and compressed air to General Motors at its plant located in Linden, New Jersey. At least 50% of Quixx's interest will be sold to an unaffiliated party upon completion of the facility.

          QUIXX BORGER COGEN AND BORGER ENERGY ASSOCIATES. In February, 1997, Quixx announced it will hold a 50% interest in the proposed 216 MW cogeneration plant that would be located at the Phillips Refinery Complex near Borger, Texas. Quixx will hold this interest through a wholly-owned subsidiary, Quixx Borger Cogen, Inc. ("Borger CoGen"), which will in rum be a 50% partner of Borger Energy Associates, L.P., the owner of the plant. Quixx will share ownership of the facility with LS Power. Construction is expected to begin in 1997 and the plant is expected to be operational in the summer of 1998.

          MOSBACHER COMPANIES. Quixx has recently executed an agreement to purchase a 50% membership interest in Mosbacher Power Group, L.L.C. and Mosbacher Power International, L.L.C. (together the "Mosbacher Companies"), which are independent power development companies with interests in the development stage in Cambodia, Colombia, Mexico, and Brazil.

     UTILITY ENGINEERING. UE is a wholly-owned subsidiary of NC Enterprises. It is engaged in a variety of engineering, development, design, procurement, construction and other related services. UE also owns 25 electric substations. These substations are leased to 12 industrial customers of SPS. Although UE does a substantial amount of work for NCE companies, UE is primarily involved in projects for non-affiliate customers, providing general engineering, development, design, procurement construction and other related services. UE owns three subsidiaries:

          VISTA ENVIRONMENTAL. UE owns 49% of Vista Environmental. Vista Environmental performs environmental consulting services, client-regulatory interfacing, site assessments, due diligence, waste management planning, remedial action design and implementation, groundwater valuation, mineral surveys, and on-site field supervision in both the private and governmental sectors and is providing site remediation services, and will continue to provide site remediation and other services.

          UTILITY SERVICES. Utility Services provides services related to the engineering, design, procurement, and construction of cooling towers for power plants, as well as plant construction, distribution, operation and maintenance activity, resource recovery, and wood product fabrication (cooling tower components and

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          utility pole crossarms) to unaffiliated parties.  Such services may also be provided to utility and non-utility subsidiary companies and affiliates.

          PRC. PRC provides a technical personnel resource database service. Its database is comprised of names of individuals with technical expertise who can be dispatched to provide temporary services.

     NATURAL FUELS. NC Enterprises owns 83.63% of this subsidiary, which engages in the commercialization of compressed natural gas as a motor fuel. Services that Natural Fuels offers to third parties include conversion of vehicles to operate on natural gas or propane; construction, ownership, and operation of compressed natural gas fueling facilities; and the assembly and sale of compressed natural gas fueling facility equipment. Natural Fuels has the following direct subsidiaries and investments:

          NATURAL/TOTAL. Natural Fuels has a 50% ownership interest in Natural/Total Limited Liability Company, which owns and operates natural gas fueling stations located at Total Petroleum Gas Stations in Colorado.

          NATURAL/PEOPLES. Natural Fuels has a 50% profits interest (25% capital interest) in Natural/Peoples Limited Liability Company, a Wyoming L.L.C., which owns and operates one natural gas fueling station located in Castle Rock, Colorado.

          NATURAL/TOTAL/KN. Through Natural/Total, Natural Fuels owns a 67% ownership interest in Natural/Total/KN Limited Partnership, which owns the profits interest in the natural gas fueling stations located at Total Petroleum sites in the Colorado towns of Grand Junction and Glenwood Springs.

     E PRIME: e prime is an energy services company that engages in a broad array of energy-related activities and consumer services. Because e prime is a start-up company formed in 1995, its activities are in their preliminary phases. The energy related activities e prime is developing and engaging in, or intends to develop and engage in, include: electric and gas brokering and marketing at both the wholesale and, where authorized by state law, retail levels; energy consulting and project development services; construction, operation and ownership of electric generation and gas storage facilities; and construction, operation and ownership of equipment and facilities to gather and disseminate energy-related management information. Other consumer service activities e prime is engaging in or intends to engage in include information processing, telecommunications, and other technology-based services. The following is a fuller description of e prime's current activities and the associated e prime subsidizes:

          MARKETING: e prime is currently engaged in purchasing gas and electricity from, and reselling it to, utility and non-utility companies at negotiated rates reflecting market conditions. As part of its marketing activities, e prime intends to employ risk management strategies - e.g., swaps, options, and futures contracts - to

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          enable buyer's to hedge against adverse price changes. e prime is currently engaging in electric and, gas marketing.

               Marketing Subsidiaries:

               E PRIME MARKETING. e prime is presently evaluating whether to transfer these marketing activities to a special purpose subsidiary, e prime Marketing.

          CONSULTING SERVICES: e prime also provides demand side management services and intends to provide other consulting services to commercial and industrial customers. These services include or are expected to include energy analysis, project management, design and construction, energy efficient equipment installation and maintenance, facilities management services, environmental services and compliance, fuel procurement, and other similar kinds of managerial and technical services.

          FACILITIES: e prime is constructing or owns and operates electric generation, transmission, and distribution and gas storage facilities (both foreign and domestic) and is continuing to evaluate additional projects.

               Facilities Subsidiaries:

               JOHNSTOWN COGENERATION. e prime owns a 50% interest in Johnstown Cogeneration, which owns a 3 MW facility located in Johnstown, Colorado.

               E PRIME INTERNATIONAL, E PRIME. OPERATING AND KAZAK POWER PARTNERS. e prime international has a 25% interest in Kazak Power Partners Limited, which owns Karaganda II, an electric generating unit located in Topar, Kazakstan. e prime international also wholly owns e prime operating, which has entered into a contract to operate Karaganda II, and intends to enter into other operating arrangements.

               E PRIME (BELIZE). e prime also established e prime (Belize) Limited to develop, own, and operate a facility in Belize. However, it does not appear that e prime will pursue that project, and e prime (Belize) Limited will probably be dissolved.

               EP3. e prime has a 50% partnership interest (20% general partnership interest, 30% limited partnership interest) in ep3, which was formed to engage, or invest, in the business of marketing, developing, financing, constructing, managing, and operating electrical energy transmission, distribution, or generation facilities. It is expected that the primary focus of these activities will be on Latin America and other emerging foreign markets; no domestic activities are presently contemplated.

          TELECOMMUNICATIONS, INFORMATION, AND OTHER TECHNOLOGY BASED SERVICES:
          A potential business expansion by e prime is the provision of telecommunications, information, and other technology-based services.

               Telecommunications Subsidiaries:

               E PRIME TELECOM. e prime Telecom intends to provide long-haul fiber capacity using excess capacity on PSCo's fiber system on a wholesale basis to non-NCE companies.

               E PRIME NETWORKS. e prime Networks was established by e prime to develop and operate a fixed remote meter reading network to provide meter reading services to PSCo for electric and gas operations in the Denver metropolitan area. e prime Networks may also provide such services to other electric and gas utilities, and perhaps to water utilities as well. This network will consist of meter reading devices attached to the utility poles of PSCo, and perhaps other utilities, that will be able to read adapted meters in surrounding sectors.

          NATURAL GAS MARKETING: e prime has established two subsidiaries to engage in marketing of natural gas and related services:

               Natural Gas Subsidiaries:

               YOUNG GAS: e prime holds all of the outstanding shares of Young Gas, a limited liability company. Young Gas owns 47.5% interest in a limited partnership that owns a gas storage facility that stores gas underground primarily for use in PSCo's gas operations.

               TEXAS OHIO GAS AND TEXAS OHIO PIPELINE. e prime also owns Texas Ohio Gas, a natural gas marketer at both the retail and wholesale levels. Texas Ohio Gas is also engaged in an electric retail pilot program in New York.

               In connection with its purchase of Texas Ohio Gas, e prime also purchased 100% of the shares of Texas Ohio Pipeline, which owns a 900-foot FERC-regulated interstate gas pipeline linking the pipelines of Texas Eastern Transmission Corporation and Tennessee Gas Pipeline Company. This pipeline provides operational flexibility, allowing gas to be moved from one pipeline to another, that can be used to assist in Texas Ohio Gas's marketing activities.

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7.   WESTGAS INTERSTATE, INC.

WGI is a direct subsidiary of NCE. It's a natural gas transmission company operating in Colorado and Wyoming. WGI's interstate pipeline system consists of approximately 0.23 miles of 8-inch pipe, 11.45 miles of 4-inch pipe, a 300-foot 8-inch discharge main, and a meter station. The facilities extend from PSCo's Chalk Bluffs meter station in Weld County, Colorado, approximately two miles south of the Wyoming border, north to the WestGas Paraffin Meadows meter station in Laramie County, Wyoming. This meter station is interconnected with the Cheyenne distribution system, approximately four miles south of the City of Cheyenne, Wyoming.

The system's peak day capacity is 13 MMcf, and annual throughput is 2,900 MMcf. Annual 1996 revenues were approximately $114,000. WGI currently serves only two customers: Cheyenne and Frontier Oil and Refining Company.


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8.   PSCCC

PSCCC engages in financing and factoring of certain of PSCo's fuel inventories and customer accounts receivable. After a short period of time, PSCCC will become a direct subsidiary of NCE and engage in factoring and similar transactions with other companies in the NCE holding company system, including SPS. PSCCC may also provide factoring services to unaffiliated utilities.